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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 2)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

THE COBALT GROUP, INC.
(Name of the Issuer)

The Cobalt Group, Inc.; Cobalt Acquisition Corporation;
Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.; Warburg Pincus LLC;
Joseph P. Landy; Ernest Pomerantz; Kevin Distelhorst; Michael Bell; David Cronk,
Geoffrey T. Barker, Mark T. Koulogeorge, Environmental Private Equity Fund II, L.P.,
The Productivity Fund III, L.P. and John W.P. Holt
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

19074Q1031
(CUSIP Number of Class of Securities)

Scott A. Arenare, Esq.
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Steven J. Gartner, Esq. Willkie Farr & Gallagher 787 Seventh Avenue New York, New York 10019 (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a.	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	/ /	The filing of a registration statement under the Securities Act of 1933.
c.	/ /	A tender offer.
d.	/ /	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: /x/

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$38,430,833	$7,687.00

*
For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,980,238 shares of common stock of The Cobalt Group, Inc. at $3.50 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

   /x/  Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $7,687.00	Filing Party: The Cobalt Group, Inc.
Form or Registration No: Schedule 14A	Date Filed: June 28, 2001

Page 1 of 8 Pages

SCHEDULE 13E-3

    This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement"), filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 2, 2001, between The Cobalt Group, Inc., a Washington corporation (the "Company"), and Cobalt Acquisition Corporation, a Washington corporation ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the "Merger").

    The terms and conditions of the Merger Agreement are described in Amendment No. 2 to the Company's preliminary proxy statement (the "Amended Proxy Statement") filed herewith as Exhibit (a). A copy of the Merger Agreement is annexed to the Amended Proxy Statement as Appendix A thereto.

    Pursuant to General Instruction F to Schedule 13E-3, the information in the Company's 2001 Annual Proxy Statement filed by the Company on April 24, 2001, under the heading "Election of Directors" is hereby expressly incorporated by reference herein.

    This Transaction Statement is being jointly filed by the Company (the issuer of the class of equity securities that is the subject of the transaction), Merger Sub, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership and the sole shareholder of Merger Sub ("WPEP"), Warburg, Pincus & Co., the general partner of WPEP ("WP"), Warburg Pincus LLC, a New York limited liability company and the manager of WPEP ("WP LLC"), Joseph P. Landy, a general partner of WP, a member of WP LLC and a member of the Company's board of directors ("Landy"), Ernest Pomerantz, a member of the Company's board of directors ("Pomerantz"), Mark T. Koulogeorge, a member of the Company's board of directors ("Koulogeorge"), Kevin M. Distelhorst, a Vice President of the Company and General Manager of its IntegraLink division ("Distelhorst"), Michael Bell, a Vice President of the Company and General Manager of its PartsVoice division ("Bell"), David Cronk, the Vice President of Operations of the Company ("Cronk"), Geoffrey T. Barker, a member of the Company's board of directors ("Barker"), Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF II"), The Productivity Fund III, L.P., a Delaware limited partnership ("PF III") and John W.P. Holt, a member of the Company's board of directors and the Chief Executive Officer of the Company ("Holt" and, collectively with the Company, Merger Sub, WPEP, WP, WP LLC, Landy, Pomerantz, Koulogeorge, Distelhorst, Bell, Cronk, Barker, EPEF II and PF III, the "Filing Persons").

ITEM 1.  SUMMARY TERM SHEET

    The information contained in "Summary Term Sheet" and "Certain Questions and Answers About the Merger" in the Amended Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

    (a)  Name and address.  The information set forth in "Cover Page," "Summary Term Sheet" and "Participants—Parties to the Merger Agreement" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Securities.  The class of securities that is the subject of the transaction is the common stock, par value $0.01 per share, of the Company. As of September 21, 2001, there were 20,627,643 shares of common stock issued and outstanding.

    (c)  Trading market and price.  The information set forth in "Markets and Market Price" in the Amended Proxy Statement is incorporated herein by reference.

Page 2 of 8 Pages

    (d)  Dividends.  The information set forth in "Markets and Market Price" in the Amended Proxy Statement is incorporated herein by reference.

    (e)  Prior public offerings.  The information set forth in "Markets and Market Price" in the Amended Proxy Statement is incorporated herein by reference.

    (f)  Prior stock purchases.  The information set forth in "Past Contacts, Transactions, Negotiations and Agreements" and "Common Stock Purchase Information" in the Amended Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a)  Name and address.  The information set forth in "Summary Term Sheet," "Participants," "Special Factors—Position of Cobalt and its Affiliates as to the Fairness of the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Amended Proxy Statement and the information set forth in the Company's 2001 Annual Proxy Statement under the heading "Election of Directors" is incorporated by reference herein. The name and address of each general partner of WP and each member of WP LLC is set forth on Schedule I hereto. The name and address of each executive officer of Merger Sub is set forth on Schedule II hereto. The name and address of the general partners of EPEF II and PF III and of the person controlling such general partners is set forth on Schedule III hereto.

    (b)  Business and background of entities.  The information set forth in "Summary Term Sheet," "Participants" and "Security Ownership of Certain Beneficial Owners and Management" in the Amended Proxy Statement is incorporated herein by reference.

    (c)  Business and background of natural persons.  The information set forth in "Summary Term Sheet," "Participants," "Security Ownership of Certain Beneficial Owners and Management" in the Amended Proxy Statement and the information set forth in the Company's 2001 Annual Proxy Statement under the heading "Election of Directors" is incorporated by reference herein. The business background and other information required by Item 1003(c) of Regulation M-A of each general partner of WP and each member of WP LLC is set forth on Schedule I hereto. The business background and other information required by Item 1003(c) of Regulation M-A of each executive officer of Merger Sub is set forth on Schedule II hereto. The business background and other information required by Item 1003(c) of Regulation M-A of the person controlling the general partners of EPEF II and PF III is set forth on Schedule III hereto. None of the Filing Persons who are natural persons or, to the best of their knowledge, any executive officer, director or controlling person of the Company, Merger Sub, WPEP, WP, WP LLC, EPEF II or PF III has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except as set forth in Schedule I hereto, all Filing Persons who are natural persons and, to the best of their knowledge, any executive officer, director or controlling person of the Company, Merger Sub, WPEP, WP, WP LLC, EPEF II or PF III are United States citizens.

ITEM 4.  TERMS OF THE TRANSACTION

    (a)  Material terms.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting," "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger,—Purpose and Reasons for the Merger;—Certain Effects of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger," "Material U.S. Federal Income Tax Consequences", "Terms of the

Page 3 of 8 Pages

Merger Agreement" and "Terms of the Voting Agreement and the Commitment Letter" in the Amended Proxy Statement is incorporated herein by reference.

    (c)  Different terms.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Terms of the Merger Agreement" in the Amended Proxy Statement is incorporated herein by reference.

    (d)  Appraisal rights.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Dissenters' Rights" in the Amended Proxy Statement is incorporated herein by reference.

    (e)  Provisions for unaffiliated security holders.  No provision has been made by the Filing Persons to grant unaffiliated security holders of the Company access to the corporate files of any of the Filing Persons and none of the Filing Persons intend to obtain counsel or appraisal services for such unaffiliated security holders at the expense of the Filing Persons.

    (f)  Eligibility for listing or trading.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    (a)  Transactions.  The information set forth in "Special Factors—Background of the Merger," "—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Significant corporate events.  The information set forth in "Special Factors—Background of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Amended Proxy Statement is incorporated herein by reference.

    (c)  Negotiations or contacts.  The information set forth in "Special Factors—Background of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Amended Proxy Statement is incorporated herein by reference.

    (e)  Agreements involving the subject company's securities.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting—Record Date and Voting Information," "Special Factors—Background of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger," "Terms of the Merger Agreement," "Terms of the Voting Agreement and the Commitment Letter" and "Past Contacts, Transactions, Negotiations and Agreements" in the Amended Proxy Statement is incorporated herein by reference. The information set forth in Exhibits (d)(1) and (d)(2) hereto is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (b) Not applicable.

      (c)(1)-(8)  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger" and "Terms of the Merger Agreement" in the Amended Proxy Statement is incorporated herein by reference.

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ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

    (a)  Purposes.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Purpose and Reasons for the Merger; and —Certain Effects of the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Alternatives.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (c)  Reasons.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Opinion of SG Cowen; and —Purpose and Reasons for the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (d)  Effects.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Opinion of SG Cowen;—Certain Effects of the Merger," "Material U.S. Federal Income Tax Consequences," "Shareholder Litigation," "Dissenters' Rights" and "Terms of the Merger Agreement" in the Amended Proxy Statement is incorporated herein by reference.

    The following discussion is subject to the assumptions, qualifications and exclusions set forth in "Material U.S. Federal Income Tax Consequences" in the Amended Proxy Statement. Warburg Pincus, Holt, Pomerantz, Koulogeorge, Distelhorst, Barker, Bell, Cronk, EPEF II and PF III will not recognize gain or loss with respect to their shares of Company common stock that they will continue to hold after the Merger, because (and to the extent that) they are not transferring such shares in exchange for any consideration. WP, as general partner of Warburg Pincus, will also not recognize gain or loss with respect to Warburg Pincus' shares of Company common stock that it will continue to hold after the Merger, because (and to the extent that) Warburg Pincus is not transferring such shares in exchange for any consideration. Holt, Koulogeorge, Distelhorst, Barker, EPEF II and PF III may recognize gain or loss with respect to the portion of such shareholder's stock that is redeemed in the Merger.

    WP LLC and Landy, affiliates of Warburg Pincus, will not recognize gain or loss with respect to the Company common stock held by Warburg Pincus because they are not treated as the owners of such stock for purposes of determining U.S. federal taxable income.

ITEM 8.  FAIRNESS OF THE TRANSACTION

    (a)  Fairness.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Opinion of SG Cowen; and —Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Factors considered in determining fairness.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Opinion of SG

Page 5 of 8 Pages

Cowen; and —Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (c)  Approval of security holders.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting," "Special Factors—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Terms of the Voting Agreement and the Commitment Letter" in the Amended Proxy Statement is incorporated herein by reference.

    (d)  Unaffiliated representative.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger; and —Opinion of SG Cowen" in the Amended Proxy Statement is incorporated herein by reference.

    (e)  Approval of directors.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger; and —Opinion of SG Cowen" in the Amended Proxy Statement is incorporated herein by reference.

    (f)  Other offers.  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

    (a)  Report, opinion or appraisal.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger; and —Opinion of SG Cowen" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Preparer and summary of the report, opinion or appraisal.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Opinion of SG Cowen" in the Amended Proxy Statement is incorporated herein by reference and Appendix B—Opinion of SG Cowen Securities Corporation in the Amended Proxy Statement is incorporated herein by reference. The information set forth in Exhibits (c)(2) and (c)(3) hereto is incorporated herein by reference.

    (c)  Availability of documents.  The opinion of SG Cowen Securities Corporation, the preliminary discussion materials presented by SG Cowen Securities Corporation to the special committee on May 18, 2001 and the materials presented by SG Cowen Securities Corporation to the special committee on June 2, 2001 shall also be made available for inspection and copying during regular business hours at the principal executive offices of the Company by any interested holder of common stock or by the representative of any such holder who has been so designated in writing upon written request and at the expense of the requesting securityholder.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

    (a)  Source of funds.  The information set forth in "Special Factors—Merger Financing" and "Estimated Fees and Expenses of the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Conditions.  The information set forth in "Special Factors—Merger Financing" and "Estimated Fees and Expenses of the Merger" in the Amended Proxy Statement is incorporated herein by reference.

Page 6 of 8 Pages

    (c)  Expenses.  The information set forth in "Special Factors—Merger Financing" and "Estimated Fees and Expenses of the Merger" in the Amended Proxy Statement is incorporated herein by reference.

    (d)  Borrowed funds.  Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)  Securities ownership.  The information set forth in "Summary Term Sheet" and "Security Ownership of Certain Beneficial Owners and Management" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Securities transactions.  The information set forth in "Summary Term Sheet," "Common Stock Purchase Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Amended Proxy Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

    (d)  Intent to tender or vote in a going private transaction.  The information set forth in "Summary Term Sheet," "The Special Meeting," "Special Factors—Background of the Merger;—Position of Cobalt and its Affiliates as to the Fairness of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Terms of the Voting Agreement and the Commitment Letter" in the Amended Proxy Statement is incorporated herein by reference. The information set forth in Exhibit (d)(2) hereto is incorporated herein by reference.

    (e)  Recommendation of others.  The information set forth in "Summary Term Sheet" and "Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" in the Amended Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS

    (a)  Financial information.  The information set forth in "Selected Financial Data," "Selected Financial Information," "Per Share Data," "Cobalt Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risks Relating to the Proposed Merger and our Business" and "Where Shareholders Can Find More Information" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Pro forma information.  Not applicable.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    (a)  Solicitations or recommendations.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "The Special Meeting" in the Amended Proxy Statement is incorporated herein by reference.

    (b)  Employees and corporate assets.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "The Special Meeting" in the Amended Proxy Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

    The information set forth in the Amended Proxy Statement and the Appendices thereto, in the Company's 2001 Annual Proxy Statement under the heading "Election of Directors" is incorporated herein by reference in its entirety.

Page 7 of 8 Pages

ITEM 16.  EXHIBITS

99.(a)	Amendment No. 2 to the Preliminary Proxy Statement for the Special Meeting of Shareholders of The Cobalt Group, Inc.
99.(c)(1)	Opinion of SG Cowen Securities Corporation, dated June 2, 2001(*)
99.(c)(2)	Preliminary discussion materials presented by SG Cowen Securities Corporation to the Cobalt Special Committee on May 18, 2001
99.(c)(3)	Materials presented by SG Cowen Securities Corporation to the Cobalt Special Committee on June 2, 2001
99.(d)(1)	Voting Agreement, dated June 2, 2001, by and among Warburg, Pincus Equity Partners, L.P. and John W.P. Holt(**)
99.(d)(2)	Agreement and Plan of Merger by and between The Cobalt Group, Inc. and Cobalt Acquisition Corporation dated as of June 2, 2001(*)
99.(d)(3)	Commitment Letter, dated June 2, 2001, from Warburg, Pincus Equity Partners, L.P. and certain affiliates to The Cobalt Group, Inc.(**)
99.(f)	Dissenters' Rights under Chapter 13 of the Washington Business Corporation Act (RCW 23B.13).(*)

(*)
Incorporated by reference from the initial preliminary proxy statement, filed by the Company on June 29, 2001.

(**)
Incorporated by reference from the Schedule 13D filed by Warburg, Pincus Equity Partners, L.P. and certain affiliates on June 5, 2001.

Page 8 of 8 Pages

    After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 26, 2001

THE COBALT GROUP, INC.
By:	/s/ JOHN W.P. HOLT Name: John W.P. Holt Title: President and Chief Executive Officer
COBALT ACQUISITION CORPORATION
By:	/s/ GREGORY BACK Name: Gregory Back Title: Vice President and Secretary
WARBURG, PINCUS EQUITY PARTNERS, L.P.
By:	Warburg, Pincus & Co., General Partner
By:	/s/ GREGORY BACK Name: Gregory Back Title: Partner
WARBURG, PINCUS & CO.
By:	/s/ GREGORY BACK Name: Gregory Back Title: Partner

WARBURG PINCUS LLC
By:	/s/ GREGORY BACK Name: Gregory Back Title: Member
/s/ JOHN W.P. HOLT John W. P. Holt
/s/ JOSEPH P. LANDY Joseph P. Landy
/s/ ERNEST POMERANTZ Ernest Pomerantz
/s/ KEVIN M. DISTELHORST Kevin Distelhorst
/s/ MICHAEL BELL Michael Bell
/s/ DAVID CRONK David Cronk
/s/ GEOFFREY T. BARKER Geoffrey T. Barker
/s/ MARK T. KOULOGEORGE Mark T. Koulogeorge

ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware Limited Partnership
By:	Environmental Private Equity Management Company II, L.P., its general partner
By:	First Analysis Environmental Management Company II, its managing general partner
By:	/s/ BRET R. MAXWELL Name: Bret R. Maxwell Title: General Partner
THE PRODUCTIVITY FUND III, L.P. a Delaware Limited Partnership
By:	First Analysis Management Company III, LLC, its general partner
By:	/s/ BRET R. MAXWELL Name: Bret R. Maxwell Title: Managing Member

Schedule I

    Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). Unless otherwise indicated, each general partner or member, as applicable, has held such position for the last five years. The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017. Except as otherwise indicated, each person listed below is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	CURRENT PRINCIPAL OCCUPATION AND MATERIAL OCCUPATIONS DURING THE PAST FIVE YEARS
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Gregory Back	Partner of WP; Member and Managing Director of WP LLC; Vice President and Secretary of Merger Sub; prior to 1999, Mr. Back was employed by McKinsey & Company
David Barr	Partner of WP; Member and Managing Director of WP LLC; prior to 2000, Mr. Barr was a Managing Director of Butler Capital and was employed by Goldman, Sachs & Co.
Harold Brown	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC; prior to 1998, Mr. Curt was a tax partner in the accounting firm of Ernst & Young LLP and a member of its Mergers & Acquisitions Services Group
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Stephen Distler	Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross	Partner of WP; Member and Senior Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Senior Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Vice Chairman of WP LLC
Charles R. Kaye	Partner of WP; Member and Executive Managing Director of WP LLC

Henry Kressel	Partner of WP; Member and Senior Managing Director of WP LLC
Joseph P. Landy	Partner of WP; Member and Executive Managing Director of WP LLC; President and Treasurer of Merger Sub
Sidney Lapidus	Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz	Partner of WP; Member and Managing Director of WP LLC
David E. Libowitz	Partner of WP; Member and Managing Director of WP LLC
Nancy Martin	Partner of WP; Member and Managing Director of WP LLC; prior to 1999, Dr. Martin was Vice President of Research and Development of MCI Systemhouse, Executive Director of Advanced Technology for Melville Corporation and a partner of Coopers & Lybrand where she directed advanced technology nationally. In addition, Dr. Martin was the founder and Chief Executive Officer of SoftPert Systems, founding professor of Software Engineering at Wang Institute of Graduate Studies and Visiting Professor at Stanford University.
Edward J. McKinley	Partner of WP; Member and Managing Director of WP LLC; President of Warburg Pincus International LLC
Rodman W. Moorhead III	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC; prior to 2000, Mr. Neary was a Managing Director of Chase Securities and was employed by Credit Suisse First Boston
Howard H. Newman	Partner of WP; Member and Vice Chairman of WP LLC
Gary D. Nusbaum	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus	Managing Partner of WP; Managing Member, Chairman and Chief Executive Officer of WP LLC

John D. Santoleri	Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC; prior to 1997, Mr. Schneider was a Managing Director with NationsBank Capital Markets, Inc.
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC; prior to 2000, Mr. Taylor was employed by the law firm of Wilson Sonsini Goodrich and Rosati
John L. Vogelstein	Partner of WP; Member, President and Vice Chairman of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David Wenstrup	Partner of WP; Member and Managing Director of WP LLC; prior to 1997, Mr. Wenstrup was employed by the Boston Consulting Group

MEMBERS OF WP LLC

NAME	CURRENT PRINCIPAL OCCUPATION AND MATERIAL OCCUPATIONS DURING THE PAST FIVE YEARS
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Gregory Back	Member and Managing Director of WP LLC, Partner of WP; Vice President and Secretary of Merger Sub; prior to 1999, Mr. Back was employed by McKinsey & Company
David Barr	Member and Managing Director of WP LLC, Partner of WP; prior to 2000, Mr. Barr was a Managing Director of Butler Capital and was employed by Goldman, Sachs & Co.
Frank M. Brochin(1)	Member and Managing Director of WP LLC
Harold Brown	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC, Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC, Partner of WP; prior to 1998, Mr. Curt was a tax partner in the accounting firm of Ernst & Young LLP and a member of its Mergers & Acquisitions Services Group
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Stephen Distler	Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa(2)	Member and Managing Director of WP LLC; prior to 1999, Mr. Fukagawa was employed by J.P. Morgan (New York and Tokyo), McKinsey & Company, Inc. (Tokyo), and Mitsubishi Bank (Tokyo)
Makoto Fukuhara(2)	Member and Managing Director of WP LLC; prior to 1999, Mr. Fukuhara was employed by Credit Suisse First Boston
Stewart K. P. Gross	Member and Senior Managing Director of WP LLC; Partner of WP
Alf Grunwald(3)	Member and Managing Director of WP LLC; prior to 2000, Mr. Grunwald was President and Chief Executive Officer of Deloitte and Touche Consulting Group-ICS and Vice President of Sales and Marketing of SAP Canada
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Senior Managing Director of WP LLC; Partner of WP

Sung-Jin Hwang(4)	Member and Managing Director of WP LLC; prior to 1999, Mr. Hwang was employed with the Investment Banking Division of Credit Suisse First Boston and was an associate of the law firms of Sullivan & Cromwell and Kim & Chang
Roberto Italia(5)	Member and Managing Director of WP LLC
William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP
Charles R. Kaye	Member and Executive Managing Director of WP LLC; Partner of WP
Rajesh Khanna(6)	Member and Managing Director of WP LLC
Henry Kressel	Member and Senior Managing Director of WP LLC; Partner of WP
Rajiv B. Lall(6)	Member and Managing Director of WP LLC; prior to 1997, Mr. Lall was an Executive Director of Morgan Stanley (Asian Economic Research)
Joseph P. Landy	Member and Executive Managing Director of WP LLC; Partner of WP; President and Treasurer of Merger Sub
Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz	Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz	Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock(7)	Member and Managing Director of WP LLC
John W. MacIntosh(8)	Member and Managing Director of WP LLC
Nancy Martin	Member and Managing Director of WP LLC; Partner of WP; prior to 1999, Dr. Martin was Vice President of Research and Development of MCI Systemhouse, Executive Director of Advanced Technology for Melville Corporation and a partner of Coopers & Lybrand where she directed advanced technology nationally. In addition, Dr. Martin was the founder and Chief Executive Officer of SoftPert Systems, founding professor of Software Engineering at Wang Institute of Graduate Studies and Visiting Professor at Stanford University.
Edward J. McKinley	Member and Managing Director of WP LLC; Partner of WP; President of Warburg Pincus International LLC

Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP; prior to 2000, Mr. Neary was a Managing Director of Chase Securities and was employed by Credit Suisse First Boston
Howard H. Newman	Member and Vice Chairman of WP LLC; Partner of WP
Gary D. Nusbaum	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus	Managing Member, Chairman and Chief Executive Officer of WP LLC; Managing Partner of WP
Pulak Chandan Prasad(6)	Member and Managing Director of WP LLC; prior to 1998, Mr. Prasad was a management consultant with McKinsey & Company (United States, India and South Africa)
John D. Santoleri	Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP; prior to 1997, Mr. Schneider was a Managing Director with NationsBank Capital Markets, Inc.
Melchior Stahl(3)	Member and Managing Director of WP LLC; prior to 1999, Mr. Stahl was a Managing Director of Goldman, Sachs & Co. (Frankfurt and London), First Boston (New York) and Booz Allen & Hamilton GmbH (Dusseldorf)
Chang Q. Sun(9)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC, Partner of WP; prior to 2000, Mr. Taylor was employed by the law firm of Wilson Sonsini Goodrich and Rosati
John L. Vogelstein	Member, President and Vice Chairman of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David Wenstrup	Member and Managing Director of WP LLC; Partner of WP; prior to 1997, Mr. Wenstrup was employed by the Boston Consulting Group
Jeremy S. Young(7)	Member and Managing Director of WP LLC

(1)
Citizen of France

(2)
Citizen of Japan

(3)
Citizen of Germany

(4)
Citizen of Korea

(5)
Citizen of Italy

(6)
Citizen of India

(7)
Citizen of United Kingdom

(8)
Citizen of Canada

(9)
Citizen of China

Schedule II

    Set forth below is the name, position, present principal occupation and material occupations during the last five years of each of the executive officers of Cobalt Acquisition Corporation ("Merger Sub"). Merger Sub is a wholly-owned subsidiary of Warburg, Pincus Equity Partners, L.P. ("WPEP"). The business address of each of such persons is 466 Lexington Avenue, New York, New York 10017. Each of the persons listed below is a citizen of the United States.

EXECUTIVE OFFICERS OF MERGER SUB

NAME	CURRENT PRINCIPAL OCCUPATION AND MATERIAL OCCUPATIONS DURING THE PAST FIVE YEARS
Joseph P. Landy	Partner of WP; Member and Executive Managing Director of WP LLC; President, Treasurer and director of Merger Sub
Gregory Back	Partner of WP; Member and Managing Director of WP LLC; Vice President and Secretary of Merger Sub; prior to 1999, Mr. Back was employed by McKinsey & Company
Maya Chorengel	Vice President of WP LLC; Assistant Vice President of Merger Sub; prior to 1997, Ms. Chorengel was employed by Morgan Stanley and James D. Wolfensohn

Schedule III

    The general partner of EPEF II is Environmental Private Equity Management II, LLC, whose managing member is Bret R. Maxwell and the general partner of PF III is First Analysis Management Company III, LLC, whose managing member is Bret R. Maxwell. The business address of each of these entities and of Mr. Maxwell is 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

    Bret R. Maxwell has held the following positions for the past five years: managing member of First Analysis Management Company III, LLC and managing member of Environmental Private Equity Management II, LLC.

QuickLinks

Schedule I
Schedule II
Schedule III